                             Berkshire Bancorp Inc.
                                  160 Broadway
                            New York, New York 10038


September 16, 2005


Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Re: Berkshire Bancorp, Inc. ("Berkshire" or the "Registrant") Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal quarter ended June 30, 2005
              File No. 0-13649
              ---------------------------------------------------------

Dear Mr. Decker:

         Attached you will find the Registrant's responses to the Staff's comments set forth in your letter dated August 25, 2005. For your convenience, our responses have been numbered to correspond to the number of the Staff's comments contained in your letter.

Form 10-K for fiscal year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 40.

         1. Berkshire is not an accelerated filer and therefore, was not subject to Section 404 of the Sarbanes-Oxley Act of 2002. However, The Berkshire Bank, a wholly-owned subsidiary of Berkshire, was required to obtain an audit opinion on the effectiveness of its internal control over financial reporting under 12CFR Part 363.3(b) as part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

         The Registrant's auditors performed an audit of internal control of The Berkshire Bank under the interim standards adopted by the Public Company Accounting Oversight Board (AT 501) and issued their opinion on the effectiveness of internal control over financial reporting for The Berkshire Bank. The audit of internal control was not performed in accordance with Auditing Standard No. 2.

         Because not all issuers are required to have an audit of internal control, we understand that many auditing firms, including Berkshire's, included an explanatory paragraph to communicate whether an audit of internal control was or was not performed, and if performed, the relevant standards followed in performing the audit. This was the objective of the auditors including the explanatory paragraph contained in Berkshire's audit report.

Item 9A.  Controls and Procedures, Page 76

         2.   The Registrant believes that the current language contained in
              Item 9A of its Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended June 30, 2005 clearly sets forth the conclusions of the Registrant's CEO/CFO regarding the effectiveness of the Registrant's disclosure controls and procedures. In this regard, the Registrant is aware of a large multi-national public company whose periodic reports contain similar language and that this language has been accepted by the Commission's Staff. Notwithstanding the foregoing, the Registrant will accede to the Staff's request and will delete the word's "subject to the limitations noted above" from the controls and procedures language of its next Form 10-Q and 10-K.

Exhibit 31

         3. As noted in the Registrant's response No. 1, the Registrant's auditors did not audit the effectiveness of the Registrant's internal control over financial reporting. Therefore, no changes to the previously filed Exhibit 31 in the Registrant's Form 10-K or 10-Q's are required.

Form 10-Q for the Quarter Ended June 30, 2005.

General

         4. As noted in response No. 2, the Registrant will make the referenced change in its next Form 10-Q.

The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the periodic reports that it files with the Commission. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments pursuant to the Securities Exchanges Act of 1934 do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses are satisfactory. If you have any questions, please call Emanuel Adler, Esq. of Blank Rome LLP at (212) 885-5565.

Sincerely,

/s/ Steven Rosenberg

Steven Rosenberg

President and Chief Executive and Financial Officer